SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D
                        (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
  RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                           13d-2(a)

                       XIOX CORPORATION
                       (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                           983905100
                        (CUSIP Number)

                     F. Thomas Dunlap, Jr.
         Vice President, General Counsel and Secretary
                       Intel Corporation
                2200 Mission College Boulevard
                     Santa Clara, CA 95052
                   Telephone: (408) 765-8080
        (Name, Address, and Telephone Number of Person
       Authorized to Receive Notices and Communications)
                      September 21, 1998
                 (Date of Event which Requires
                   Filing of this Statement)

CUSIP No. 983905100      Schedule 13D        Page 2 of 12

If  the  filing  person has previously filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



1.     NAME OF REPORTING PERSON              Intel Corporation
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE   94-1672743
       PERSON
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A       (a)
       GROUP                                            (b)
3.     SEC USE ONLY
4.     SOURCE OF FUNDS                                   WC
5.     CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
       2(d) OR 2(e)
6.     CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware

 NUMBER OF   7.   SOLE VOTING POWER                1,005,989
   SHARES
BENEFICIALLY 8.   SHARED VOTING POWER                    N/A
  OWNED BY
    EACH     9.   SOLE DISPOSITIVE POWER           1,005,989
 REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER         2,576,455
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY      3,582,444
       EACH REPORTING PERSON
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN       82.3%
       ROW (11)
14.    TYPE OF REPORTING PERSON                          CO

CUSIP No. 983905100      Schedule 13D        Page 3 of 12

Item 1.   Security and Issuer.

     (a)  Name and Address of Principal Executive
          Offices of Issuer:

                    Xiox Corporation (the "Issuer")
                    557 Airport Boulevard
                    Suite 700
                    Burlingame, CA 94010.

     (b)  Title of Class of
          Equity Securities:            Common Stock.

Item 2.   Identity and Background.

     (a)  Name of Person Filing:  Intel Corporation (the
          "Reporting Person").

     (b) Principal Business: Manufacturer of microcomputer components, modules and systems.

     (c)  Address of Principal Business and Principal Office:

                   2200 Mission College Boulevard
                   Santa Clara, CA 95052-8119.

     (d)  Criminal Proceedings:

                   During the last five years neither the
                   Reporting Person nor any officer or
                   director of the Reporting Person has been convicted in any criminal proceeding.

     (e)  Civil Proceedings:

                   During the last five years neither the
                   Reporting Person nor any officer or
                   director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any


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CUSIP No. 983905100      Schedule 13D        Page 4 of 12



                    violation with respect to such laws.

     (f)  Place of Organization:   Delaware

                    Attached hereto as Appendix A is
                    information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

Item 3.  Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds:

               Funds for the purchase of the Initial Shares and the Second Closing Shares (as those terms are defined in Item 4) are derived from the Reporting Person's working capital.

     (b)  Amount of Funds:

               The Reporting Person paid $1,649,820 to acquire the Initial Shares (as defined in Item 4) at the First Closing (as defined in Item 4). The Reporting Person has agreed to pay an additional $3,380,125 to acquire the Second Closing Shares (as defined in Item 4). The Reporting Person has a right of first refusal on sales of the Issuer's capital stock by certain individuals (aggregating 2,576,455 shares as of September 21, 1998, and including 134,400 shares of Series A Preferred to be acquired by Flanders Language Valley at the Second Closing), and the amount of funds, if any, the Reporting Person would pay to exercise those rights is, at this point, indeterminate.

Item 4.   Purpose of the Transaction.

              On September 21, 1998 (the "First Closing"), the Reporting Person acquired 329,964 shares (the "Initial Shares") of the Issuer's Series A Preferred Stock, par value $.01 per share (the "Series A Preferred") and agreed to acquire an additional 676,025 shares (the "Second Closing Shares") of the Series A Preferred, contingent on the satisfaction of certain conditions contained in Sections 5(b) or 5(c) of the Stock Purchase and Investor Rights Agreement (the "Purchase Agreement) at the Second Closing (as defined in Section 2(c) of the Purchase Agreement). Pursuant to a Right of First Refusal and Co-Sale Agreement (the "Co-Sale Agreement"), the Reporting Person also received a right of first refusal (the "Right of First Refusal") to purchase, as of September 21, 1998, up to 2,376,455 shares of

CUSIP No. 983905100      Schedule 13D        Page 5 of 12

          Common Stock, par value $.01 per share, and up to 200,000 shares of Series A Preferred currently held or to be acquired at the Second Closing by certain stockholders of the Issuer in the event such stock were to be sold by such stockholders. The right of first refusal in the Co-Sale Agreement terminates on September 20, 1999.

               The Reporting Person presently holds the Securities as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Securities, through one or more sales pursuant to public or private offerings or otherwise. The Reporting Person may determine to retain some portion of the Securities as an investment.


Item 5.   Interests in Securities of the Issuer.

     (a)  Number of Shares Beneficially Owned:

          Shares Owned:                  329,964 shares(1)
          Right to Acquire:             3,252,480shares(2)
          Percent of Class:
                                82.3% (based upon 3,147,231
                                shares of common stock
                                outstanding, as determined
                                from representations made
                                by the Issuer to the
                                Reporting Person in
                                connection with the Purchase
                                Agreement plus 329,964
                                shares of Series A Preferred
                                issued to the Reporting
                                Person at the First Closing,
                                676,025 shares of Series A
                                Preferred to be issued to
                                the Reporting Person at the
                                Second Closing and an
                                aggregate of 200,000 shares
                                of Series A issued to

CUSIP No. 983905100      Schedule 13D        Page 6 of 12

                                Flanders Language Valley at
                                the First Closing or to be
                                issued to Flanders Language
                                Valley at the Second
                                Closing and over which the
                                Reporting Person has a
                                Right of First Refusal).


     (b)  Sole Power to Vote,
          Direct the Vote of, or
          Dispose of Shares:             1,005,989 shares(3)

          Shared Power to Dispose
          or Direct the
          Disposition of Shares          2,576,455 shares(4)
[FN]
<F1> (1) Includes only the Initial Shares.

<F2> (2) Includes the 626,025 Second Closing Shares and the
         2,576,455 shares subject to the Reporting Person's
         Right of First Refusal (the shares subject to the Reporting Person's Right of First Refusal include
         65,600 shares of Series A Preferred purchased by Flanders Language Valley at the First Closing and
         134,400 shares of Series A Preferred that Flanders
         Language Valley has agreed to purchase at the Second Closing). All other share amounts subject to the Right of First Refusal come from statements in the Issuer's Proxy Statement on Schedule 14A, filed April 7, 1998.

<F3> (3) Includes only the 329,964 Initial Shares and the
         676,025 Second Closing Shares.

<F4> (4) Comprising the First Refusal Shares.  Such number
         is as of September 21, 1998, and includes 65,600 shares of Series A Preferred purchased by Flanders
         Language Valley at the First Closing and 134,400 shares of Series A Preferred to be purchased by Flanders Language Valley at the Second Closing.

     Item 2 information regarding Flanders Language Valley is taken from the Schedule 13D filed by Flanders Language
     Valley on May 01, 1998 and is as follows:

     Flanders Language Valley G.C.V. ("FLV"), a corporation organized under Belgium law, is in the business of making venture capital investments. Its business address and the address of its principal office is at Industrielaan 31,B-8900 Ieper, Belgium. FLV has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Flanders Language Valley Management N.V. ("FLVM"), a corporation organized under Belgium law, serves and functions as the sole director and officer of FLV.

     FLMV's sole business activity involves the management of FLV's venture capital investments. Its business address and the address of its principal office is at Industrielaan 31, B-8900 Ieper, Belgium. FLVM has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is

CUSIP No. 983905100      Schedule 13D        Page 7 of 12

     subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Jean Van Marcke is the Chairman of FLVM. He has served as a director of FLVM since December 22, 1995.

     Mr. Philip Vermeulen is the Managing Director of FLVM.
     He has served as a director of FLVM since December 22, 1995.

     Mr. Fernand Cloet is a Director of FLVM. He has served as a director of FLVM since December 22, 1995.

     Mr. William Hardemen is a Director of FLVM. He has served as a director of FLVM since December 22, 1995.

     Mr. Wilfried Vandepoel is a Director of FLVM. He has served as a director of FLVM since February 16, 1996.

     Mr. Johan Vannieuwenhuyze is a Director of FLVM. He has served as a director of FLVM since February 16, 1996.

     Current Item 2 information regarding William H. Welling, Deloris A. Welling, the Berdell, Welling Profit Sharing Trust (William H. Welling, Trustee), the Welling Family Trust January 23, 1990 (William H. Welling and Deloris A. Welling, Trustees), the Trust For the Benefit of David M. Welling (James Welling, Trustee), the Special Needs Trust for the Benefit of Deborah A. Welling (William H. Welling and Deloris A. Welling, Trustees) and Edmund Shea is not available publicly. Because the foregoing parties and the Registrant are not members of a group, Item 2 information regarding such parties is not presented here.

     (c)  Recent Transactions:

          As described in more detail in Item 4, on September 21, 1998, the Reporting Person acquired the Initial Shares and agreed to acquire the Second Closing Shares, contingent on the satisfaction of certain conditions contained in Sections 5(b) or 5(c) of the Purchase Agreement at the Second Closing. The Reporting Person also received a Right of First Refusal to purchase shares of the Issuer's Common Stock and Series A Preferred held by certain shareholders of the Corporation pursuant to the Co-

CUSIP No. 983905100      Schedule 13D        Page 8 of 12

          Sale Agreement. The right of first refusal contained in the Co-Sale Agreement terminates on September 21, 1999.

     (d)  Rights with Respect to Dividends
          or Sales Proceeds:                      N/A

     (e)  Date of Cessation of Five Percent Beneficial
          Ownership:                              N/A

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

                    Pursuant to the Purchase Agreement (as
          defined in Item 4), the Reporting Person has, under certain circumstances, various rights related to:
          (a) registration of the Common Stock issuable upon conversion or exchange of the Series B Preferred Stock pursuant to certain shelf, demand and piggyback registration rights granted to the Reporting Person; (b) a representative of the Reporting Person observing board of director and committee meetings of the Issuer in a non-voting capacity; (c) certain rights of consent, notification, negotiation and first refusal in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries; and (d) the participation in future issuances of securities by the Issuer and the maintenance of the Reporting Person's percentage ownership of the Issuer.

                    Pursuant to the Co-Sale Agreement (as
          defined in Item 4), the Reporting Person has a right of first refusal on sales of an aggregate of up to 2,576,455 shares (as of September 21, 1998 and including 134,000 shares of Series A Preferred to be issued to Flanders Language Valley at the Second Closing) of the Issuer's securities by Flanders Language Valley, a corporation organized under the laws of Belgium, William H. Welling and certain related entities (as set forth in the preamble to the Co-Sale Agreement, and herein referred to as the "Welling Entities"), and Edmumd Shea, subject to certain limitations. Such Right of First Refusal terminates on September 21, 1999. In addition, the

CUSIP No. 983905100      Schedule 13D        Page 9 of 12


          Reporting Person has the right to participate in sales of the Issuer's securities by any of the Welling Entities, subject to certain limitations (the "Co-Sale Right"). The Co-Sale Right terminates on September 21, 2001.

Item 7.   Material to Be Filed as Exhibits.

     Exhibit 1      Xiox Corporation Stock Purchase and
                    Investor Rights Agreement, dated September
                    21, 1998 (the "Purchase Agreement").

     Exhibit 2 Right of First Refusal and Co-Sale Agreement, dated September 21, 1998, between the Issuer, Flanders Language Valley, William H. Welling, Deloris A. Welling, the Berdell, Welling Profit Sharing Trust (William H. Welling, Trustee), the Welling Family Trust January 23, 1990 (William H. Welling and Deloris
                    A. Welling, Trustees), the Trust For the
                    Benefit of David M. Welling (James
                    Welling, Trustee) and the Special Needs
                    Trust for the Benefit of Deborah A.
                    Welling (William H. Welling and Deloris A.
                    Welling, Trustees) and Edmund Shea.

     Exhibit 3      Press Release of Xiox Corporation, dated
                    September 21, 1998.

CUSIP No. 983905100      Schedule 13D        Page 10 of 12


                           SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of October 02, 1998

                                 INTEL CORPORATION

                                 By: /s/ F. Thomas Dunlap, Jr.
                                     F. Thomas Dunlap, Jr.
                                     Vice President, General
                                     Counsel and Secretary

CUSIP No. 983905100      Schedule 13D        Page 11 of 12



                          APPENDIX A

                           DIRECTORS

          The following is a list of all Directors of Intel
Corporation and certain other information with respect to each Director. All Directors are United States citizens.

Name:               Craig R. Barrett
Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052
Principal           President and Chief Executive Officer of
Occupation:         Intel Corporation
Name, principal     Intel Corporation, a manufacturer of
business and        microcomputer components, modules and
address of          systems.
corporation or      2200 Mission College Boulevard
other organization Santa Clara, CA 95052 on which employment is conducted:

Name:               John Browne
Business Address:   Britannic House, 1 Finsbury Circus,
                    London EC2M 7BA
Principal           Group Chief Executive
Occupation:
Name, principal     The British Petroleum Company p.l.c., an
business and        integrated oil company.
address of          Britannic House, 1 Finsbury Circus,
corporation or      London EC2M 7BA
other organization
on which employment
is conducted:
Citizenship:        British

Name:               Winston H. Chen
Business Address:   3945 Freedom Circle, Suite 760, Santa Clara,
                    CA 95054
Principal           Chairman of Paramitas Foundation
Occupation:
Name, principal     Paramitas Foundation, a charitable
business and        foundation.
address of          3945 Freedom Circle, Suite 760
corporation or      Santa Clara, CA 95054
other organization
on which employment
is conducted:

Name:               Andrew S. Grove
Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052
Principal           Chairman of the Board of Directors of Intel
Occupation:         Corporation
Name, principal     Intel Corporation, a manufacturer of
business and        microcomputer components, modules and
address of          systems.
corporation or      2200 Mission College Boulevard
other organization Santa Clara, CA 95052 on which employment is conducted:

Name:               D. James Guzy
Business Address:   1340 Arbor Rd. Menlo Park, CA 94025
Principal           Chairman of The Arbor Company
Occupation:
Name, principal
business and        The Arbor Company, a limited partnership
address of          engaged in the electronics and computer
corporation or      industry.
other organization  1340 Arbor Rd.
on which employment Menlo Park, CA 94025 is conducted:

Name:               Gordon E. Moore
Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052
Principal           Chairman Emeritus of the Board of Intel
Occupation:         Corporation
Name, principal     Intel Corporation, a manufacturer of
business and        microcomputer components, modules and
address of          systems.
corporation or      2200 Mission College Boulevard
other organization Santa Clara, CA 95052 on which employment is conducted:


Name:               Arthur Rock
Business Address:   One Maritime Plaza, Suite 1220, San
                    Francisco, CA 94111
Principal           Venture Capitalist
Occupation:
Name, principal     Arthur Rock and Company, a venture capital
business and        firm.
address of          One Maritime Plaza, Suite 1220
corporation or      San Francisco, CA 94111
other organization
on which employment
is conducted:

Name:               Jane E. Shaw
Business Address:   1310 Orleans Drive, Sunnyvale, CA 94089
Principal           Chairman and Chief Executive Officer
Occupation:
Name, principal     AeroGen, Inc., a private company
business and        specializing in controlled delivery of drugs
address of          to the lungs.
corporation or      1310 Orleans Drive, Sunnyvale, CA 94089
other organization
on which employment
is conducted:

Name:               Leslie L. Vadasz
Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052
Principal           Senior Vice President, Director, Corporate
Occupation:         Business Development, Intel Corporation
Name, principal     Intel Corporation, a manufacturer of
business and        microcomputer components, modules and
address of          systems.
corporation or      2200 Mission College Boulevard
other organization Santa Clara, CA 95052 on which employment is conducted:

Name:               David B. Yoffie
Business Address:   Harvard Business School, Soldiers Field Park
                    1-411, Boston, MA 92163
Principal           Max and Doris Starr, Professor of
Occupation:         International Business Administration
Name, principal     Harvard Business School, an educational
business and        institution.
address of          Harvard Business School
corporation or      Soldiers Field Park 1-411
other organization  Boston, MA 92163
on which employment
is conducted:


Name:               Charles E. Young
Business Address:   10920 Wilshire Boulevard, Suite 1835,
                    Los Angeles, CA 90024
Principal           Chancellor Emeritus
Occupation:
Name, principal
business and        University of California at Los Angeles, an
address of          educational institution.
corporation or      10920 Wilshire Boulevard, Suite 1835
other organization Los Angeles, CA 90024 on which employment is conducted:

                      EXECUTIVE OFFICERS

     The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa
Clara, California 95052-8119, which address is Intel
Corporation's business address. All executive officers are United States citizens.


Name:     Paul S. Otellini
Title:    Executive Vice President, Director, Intel Architecture
          Business Group

Name:     Gerhard H. Parker
Title:    Executive Vice  President,  General  Manager, New
          Business Group

Name:     Albert Y. C. Yu
Title:    Senior  Vice President, General  Manager,
          Microprocessor Products Group

Name:     Andy D. Bryant
Title:    Vice President and Chief Financial Officer

Name:     F. Thomas Dunlap, Jr.
Title:    Vice President, General Counsel and Secretary

Name:     Sean M. Maloney
Title:    Vice President, Director, Sales and Marketing Group

Name:     Arvind Sodhani
Title:    Vice President, Treasurer

Name:     Michael R. Splinter
Title:    Vice  President, General Manager, Technology and
          Manufacturing Group

CUSIP No. 983905100      Schedule 13D        Page 12 of 12


                         EXHIBIT INDEX
                                                    Sequenti
                                                    ally
Exhibit   Document                                  Numbered
No.                                                 Page
Exhibit 1 Xiox Corporation Stock Purchase and       ---
          Investor Rights Agreement, dated
          September 21, 1998 (the "Purchase
          Agreement").

Exhibit 2 Right of First Refusal and Co-Sale
          Agreement, dated September 21, 1998,
          between the Issuer, Flanders Language
          Valley, William H. Welling, Deloris A.
          Welling, the Berdell, Welling Profit
          Sharing Trust (William H. Welling,
          Trustee), the Welling Family Trust
          January 23, 1990 (William H. Welling and
          Deloris A. Welling, Trustees), the Trust
          For the Benefit of David M. Welling
          (James Welling, Trustee) and the Special
          Needs Trust for the Benefit of Deborah
          A. Welling (William H. Welling and
          Deloris A. Welling, Trustees) and Edmund
          Shea.

Exhibit 3 Press Release of Xiox Corporation, dated
          September 21, 1998.